Exhibit (a)(1)(E)

FORM OF ANNOUNCEMENT EMAIL TO ELIGIBLE HOLDERS

Subject:	Aware, Inc. Offer to Exchange Certain Outstanding Stock Options for New Options

To:	All Eligible Holders

Date:	January 19, 2024

We are pleased to announce that Aware, Inc. (“Aware,” “we,” “us,” “our” or the “Company”) is commencing an Offer to Exchange Certain Outstanding Stock Options for New Options Under Aware’s 2023 Equity and Incentive Plan (the “Offer to Exchange”) today, January 19, 2024. You are receiving this email because you are currently eligible to participate and exchange an outstanding stock option award for a replacement stock option award with a lower exercise price. The terms of the Offer to Exchange are described in detail in the attached Offer to Exchange Certain Outstanding Stock Options for New Options Under Aware’s 2023 Equity and Incentive Plan, dated January 19, 2024 (the “Offer Documents”), that has been filed with the U.S. Securities and Exchange Commission and can be accessed using the following link:

[URL to Offer Documents].

You will receive a separate email with an Election Form listing your “Eligible Option(s),” which includes all outstanding stock options held by you. Please notify us immediately if you find any discrepancy or have any questions regarding the Eligible Option(s) listed in your Election Form.

If you participate in the Offer to Exchange, we will cancel your tendered Eligible Option(s) and grant you one or more “New Option(s)” with modified terms, as described in the Offer Documents. The terms of your New Option(s), including the exercise price and potential tax treatment, will be different than your Eligible Option(s), and in exchange for your receipt of such New Option(s), all corresponding Eligible Option(s) will be irrevocably cancelled.

The Election Form, requests for additional copies of the Offer Documents, and any other communications and questions regarding the Offer to Exchange should be submitted to Lindsey Savarino, the Company’s Senior Director, Human Resources.

Please carefully read all of the Offer Documents before making any decisions regarding the Offer to Exchange. To participate in the Offer to Exchange, please deliver your completed and signed Election Form to Lindsey Savarino. If you later decide to withdraw your election, please deliver your completed and signed Notice of Withdrawal, a copy of which is attached to this email, to Lindsey Savarino.

The Offer to Exchange will expire at 11:59 P.M., New York City time, on February 20, 2024 (the “Expiration Time”). We may extend this expiration date and time in our discretion, in which case references to the “Expiration Time” shall refer to any such extended date and time. If you would like to tender Eligible Option(s) under the Offer to Exchange, Aware must receive your properly completed and signed Election Form by the Expiration Time. Similarly, if you would like to withdraw a prior election, Aware must receive your Notice of Withdrawal by the Expiration Time.

We cannot advise you on whether or not to participate in the Offer to Exchange. Participation in the Offer to Exchange is entirely your decision and at your discretion, and you should make the decision about whether to participate based on your personal circumstances. Aware recommends that you consult your tax and financial advisors to address questions regarding your decision.

This notice does not constitute an offer. The full terms of the Offer to Exchange are described in the Schedule TO-I and accompanying documents, which you may access on our website at www.aware.com or through the SEC website at www.sec.gov. Capitalized terms used but not otherwise defined in this email shall have the meanings set forth in the Offer Documents.